Filed pursuant to Rule 433

Registration Statement 333-250981

Relating to Preliminary Prospectus Supplement dated January 11, 2022

Republic of Panama

U.S.$1,500,000,000 4.500% Global Bonds due 2063

January 11, 2022

Term Sheet

Issuer:	Republic of Panama (“Panama”)
Transaction:	4.500% Global Bonds due 2063 (the “2063 bonds”)
Distribution:	SEC Registered
Ranking:	Unsecured
Expected Ratings*:	Baa2/BBB/BBB- by Moody’s, S&P, and Fitch (stable for Moody’s and negative for Fitch and S&P)
Amount Issued:	U.S.$1,500,000,000 aggregate principal amount
Coupon:	4.500% (30/360 day count basis)
Maturity:	January 19, 2063 Panama will repay the principal of the 2063 bonds in three equal annual installments on January 19 of each year, commencing on January 19, 2061.
Offering Price:	99.375% of principal amount plus accrued interest, if any, from January 19, 2022
Gross Proceeds to the Issuer (before deducting underwriting fees and other offering expenses):	U.S.$1,490,625,000
Yield to Maturity:	4.534%
Spread to Benchmark Treasury:	245 basis points
Benchmark Treasury:	2.000% due August 15, 2051
Benchmark Treasury Price and Yield:	98-04+; 2.084%
Listing and Trading:	Application will be made to list the 2063 bonds on the Official List of the Luxembourg Stock Exchange and to have the 2063 bonds admitted to trading on the Euro MTF Market.

Optional Redemption:

Prior to July 19, 2062 (six months prior to their maturity date) (the “2063 Par Call Date”), Panama may redeem the 2063 bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2063 bonds matured on the 2063 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption; and

(2) 100% of the principal amount of the 2063 bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2063 Par Call Date, Panama may redeem the 2063 bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2063 bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.

The following terms shall have the following meanings:

“Treasury Rate” means with respect to any redemption date, the yield determined by Panama in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Panama after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, Panama shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period (the “Remaining Life”) from the redemption date to the date that reflects the remaining Weighted Average Life of the global bonds (assuming the last amortization payment on the global bonds is made on the 2063 Par Call Date) (the “WAL Date”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the WAL Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, Panama shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the WAL Date, as applicable. If there is no United States Treasury security maturing on the WAL Date but there are two or more United States Treasury securities with a maturity date equally distant from the WAL Date, one with a maturity date preceding the WAL Date and one with a maturity date following the WAL Date, Panama shall select the United States Treasury security with a maturity date preceding the WAL Date. If there are two or more United States Treasury securities maturing on the WAL Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Panama shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

“Weighted Average Life” at any date means the number of years obtained by dividing: (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment in respect of the 2063 bonds, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such installment payment; by (2) the then outstanding principal amount of the 2063 bonds.

Panama’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2063 bonds to be redeemed.

In the case of a partial redemption, selection of the 2063 bonds for redemption will be made pro rata, by lot or by such other method as the Fiscal Agent in its sole discretion deems fair and appropriate. No 2063 bonds of a principal amount of U.S.$200,000 or less will be redeemed in part. If any 2063 bond is to be redeemed in part only, the notice of redemption that relates to the 2063 bond will state the portion of the principal amount of the 2063 bond to be redeemed. A new 2063 bond in a principal amount equal to the unredeemed portion of the 2063 bond will be issued in the name of the holder of the 2063 bond upon surrender for cancellation of the original 2063 bond. For so long as the 2063 bonds are held by DTC (or another depositary), the redemption of the 2063 bonds shall be done in accordance with the policies and procedures of the depositary.

Unless Panama defaults in the payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2063 bonds or portions thereof called for redemption.

Use of Proceeds:	Panama will use the proceeds from the 2063 bonds for general budgetary purposes.

Governing Law:	State of New York
Underwriting Fee:	0.060%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	January 19 and July 19
First Coupon Payment Date:	July 19, 2022
Settlement Date:	January 19, 2022 (T+5)
CUSIP/ISIN:	698299 BS2 / US698299BS24

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated January 11, 2022, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC as the underwriters have severally agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2063 bonds indicated below:

Underwriters:

Citigroup Global Markets Inc.	U.S.$	750,000,000
J.P. Morgan Securities LLC	U.S.$	750,000,000
Total	U.S.$	1,500,000,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/0000076027/000119312522006356/d265567d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Citigroup Global Markets Inc. at +1 (800) 831-9146 or J.P. Morgan Securities LLC at +1 (212) 834-6326.

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